Exhibit 23.1

Consent of Independent Accountants

Stockholders and Board of Directors

Sagent Technology, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 333-88549, 333-36870, 333-60380, and 333-102312) on Form S-8 and registration statement (No. 333-40628, and 333-102311) on Form S-3 of Sagent Technology, Inc. of our report dated February 12, 2003, except as to note 17, which is as of April 15, 2003, relating to the consolidated balance sheet of Sagent Technology, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2002, and related consolidated financial statement schedule, appearing elsewhere in this Form 10-K.

Our report dated February 12, 2003, except as to note 17, which is as of April 15, 2003, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency of $129.4 million and deficit working capital of $4.6 million as of December 31, 2002, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

KPMG LLP

/s/    KPMG LLP

Mountain View, California

April 15, 2003